UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of August 2024
Commission File Number: 001-40488

MOLECULAR PARTNERS AG
(Translation of registrant's name into English)

Wagistrasse 14
8952 Zürich-Schlieren
Switzerland
Telephone: +41 447557700
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

EXPLANATORY NOTE

Molecular Partners AG (the "Registrant") is filing this Form 6-K to furnish (i) a press release the Registrant issued on
August 26, 2024, (ii) its Half year 2024 Strategic Update and Financial Summary and (iii) condensed consolidated interim financial statements (unaudited) as of, and for the three and six months ended, June 30, 2024 (including accompanying notes thereto), which are furnished herewith as Exhibit 99.1, 99.2 and 99.3, respectively.
Exhibits 99.1, 99.2, 99.3 and 101 to this Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-265960) and Forms S-8 (File No. 333-272974 and File No. 333-280491) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit

99.1	Press release dated August 26, 2024
99.2	Half year 2024 Strategic Update and Financial Summary
99.3	Half year 2024 condensed consolidated interim financial statements and accompanying notes (unaudited)
101
The following materials from this Report on Form 6-K are formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed consolidated interim statements of financial position as of June 30, 2024 and December 31, 2023 (unaudited): (ii) Condensed consolidated interim statements of comprehensive loss for the three and six months ended June 30, 2024 and 2023 (unaudited); (iii) Condensed consolidated interim cash flow statement for the six months ended June 30, 2024 and 2023 (unaudited); (iv) Condensed consolidated interim statements of changes in equity for the six months ended June 30, 2024 and 2023 (unaudited); and (v) Explanatory notes to the condensed consolidated interim financial statements (unaudited).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Partners AG
(Registrant)

Date: August 26, 2024	/s/ PATRICK AMSTUTZ
	Name:	Patrick Amstutz
	Title:	Chief Executive Officer